SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Review” dated on June 30, 2010.

Quarterly Review

Telecomunicações de São Paulo S.A. – TELESP

Quarter ended June 30, 2010 with Special Review Report of Independent Auditors
(A free translation of the original issued in Portuguese)

Special review report of independent auditors on quarterly information

(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members

Telecomunicações de São Paulo S.A. – TELESP

São Paulo - SP

1. We have reviewed the consolidated Quarterly Information (ITR) of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries, for the three and six months periods ended June 30, 2010, including the consolidated balance sheet, consolidated statements of comprehensive income, cash flows and of changes in shareholders’ equity, report on the Company’s consolidated performance and accompanying notes. This Quarterly Information was prepared by the Company’s management.

2. Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, in conjunction with the Brazilian Association of State Boards of Accountancy - CFC, mainly comprising: (a) inquiries of and discussions with, the officials responsible for the accounting, financial and operational areas of the Company and subsidiaries relating to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events that had or might have had relevant effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any significant changes that should be made to the consolidated Quarterly Information referred to in paragraph 1, for it to be in conformity with the international standards applicable to the preparation of Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board – IASB.

4. As mentioned in Note 4, the consolidated Quarterly Information as of June 30, 2009, and consolidated balance sheet as of December 31, 2009, previously prepared under the accounting practices adopted in Brazil, have been adjusted and are being restated based on the same international accounting practices adopted as of June 30, 2010.

São Paulo, July 26, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Alexandre Hoeppers
Accountant CRC SC021011/O-3-T-PR-S-SP

Telecomunicações de São Paulo S.A. – TELESP

Consolidated balance sheets

June 30, 2010 and December 31, 2009 (In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

The accompanying notes are an integral part of this consolidated quarterly information.

The accompanying notes are an integral part of this consolidated quarterly information.

The accompanying notes are an integral part of this consolidated quarterly information.

Telecomunicações de São Paulo S,A, - TELESP

Consolidated statements of cash flows
Six months periods ended June 30, 2010 and June 30, 2009
(In thousands of reais – R$)
(A free translation of the original report issued in Portuguese)

06/30/2010	06/30/2009
Cash flows from operations		
Net income for the period	1,180,311	1,113,521
Expenses (revenues) not affecting cash	1,048,547	1,553,570
Depreciation and amortization	905,935	1,286,883
Monetary and exchange variations	918	(46,376)
Equity in earnings of subsidiaries	(8,203)	(5,156)
(Gain) Loss on permanent asset disposals	(79,186)	13,618
Provision for doubtful accounts	228,397	295,222
Pension and other post-retirement benefits plans	2,431	4,527
Others	(1,745)	4,852
(Increase) decrease in operating assets:	(316,861)	(466,415)
Trade accounts receivable, net	13,558	(286,141)
Other current assets	(142,122)	(104,077)
Other noncurrent assets	(188,297)	(76,197)
Increase (decrease) in operating liabilities:	225,396	(352,475)
Payroll and related accruals	45,388	18,300
Accounts payable and accrued expenses	(77,367)	(124,471)
Taxes other than income taxes	(36,159)	(88,701)
Other current liabilities	(7,656)	(219,792)
Accrued interest	(25,203)	(49,082)
Income and social contribution taxes	257,124	188,14
Reserve for contingencies	52,251	(50,186)
Other noncurrent liabilities	17,018	(26,683)
Cash provided by operations	2,137,393	1,848,201
Cash flows generated from (used in) investing activities		
Acquisition of fixed and intangible assets, net of donations	(1,018,287)	(1,229,052)
Cash from sales of fixed assets and investment	177,89	1,642
Cash used in investing activities	(840,397)	(1,227,410)
Cash flows generated from (used in) financing activities		
Debentures and Loans repaid	(1,536,278)	(324,528)
New loans obtained	74,275	-
Net payment on derivatives contracts	(3,212)	58,646

The accompanying notes are an integral part of this consolidated quarterly information.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information

Six months period ended June 30, 2010 (In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A. – Telesp (hereinafter “Telesp” or “Company”), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of June 30, 2010, holds total indirect interest of 87,95% of which 85,57% are common shares and 89,13% are preferred shares.

b) Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using MMDS (Multichannel Multipoint Distribution Service) technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. On February 16, 2009, the authorizations for use of 2,5GHz frequency associated with the MMDS-based pay TV service were extended through year 2024 and it is still pending a definition from ANATEL regarding renewal and payment conditions.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company - category A (issuers authorized to negotiate any securities) and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs) - level II are traded on the New York Stock Exchange (NYSE).

8

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement

The Company is a concessionaire of the fixed-switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force at that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. In June 30, 2010, the net book value of reversible assets is estimated at R$6,347,804 (R$6,954,479 on December 31, 2009), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Under the concession agreement, every two years, during the contractual term of twenty years, the Company shall pay a renewal charge of 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions levied thereon. The next payment will take place in 2011 based on 2010 revenues.

d) Subsidiaries and associated companies

The chart below sets out the list of direct and indirect wholly-owned subsidiaries of the company as well as the percentage ownership shareholdings:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

1.	Operations and background (Continued) d) Subsidiaries and associated companies (Continued)

Subsidiaries	Jun/	2010	Dec/	2009

A. Telecom S.A.		100%		100%
Telefonica Data S.A.		100%		100%
Telefônica Sistemas de Televisão S.A.		100%		100%
Aliança Atlântica Holding B.V.		50%		50%
Companhia AIX de Participações		50%		50%
Companhia ACT de Participações		50%		50%
Ajato Telecomunicações Ltda.		100%		100%

2. Corporate events in 2009

a) Corporate restructuring involving A.Telecom S.A.:

By resolution of the General Shareholders’ Meeting held on December 30, 2009, A.Telecom was split off, and its split-off portion was later merged into the Company. This transaction comprised the transfer of fixed assets items and rights related to part of A. Telecom customer portfolio. The net assets merged into Telesp amounted to R$99,293.

b) Merger of TS Tecnologia da Informação Ltda.:

On May 22, 2009, the subsidiary TS Tecnologia da Informação Ltda. was merged into its parent company Telefônica Data S.A., for its book value, according to a valuation report. Such company ceased to exist after the mentioned operation.

3. Presentation of consolidated quarterly information

The consolidated quarterly information (ITR) ended June 30, 2010 is presented in accordance with the International Financial Reporting Standards (IFRS) issued by IASB (see Note 4). Consequently, the consolidated quarterly information for the 1st semester of 2009 and the consolidated financial statements as of December 31, 2009, were adjusted and are presented for comparability purposes using the same criterion.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

3. Presentation of consolidated quarterly information (Continued)

Assets and liabilities are classified as “current” when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are classified as noncurrent.

Accounting estimates are considered for the quarterly information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions, which involve estimates mentioned above, may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimations and assumptions periodically.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the company and its subsidiaries have been eliminated.

This ITR was prepared based on accounting principles, practices and criteria that are consistent with those adopted in the preparation of the financial statements for the last financial year, supplemented with the accounting practices described in Note 4.2, for purposes of full compliance with IFRS. This ITR should be analyzed together with such financial statements.

4. First-time adoption of IFRS

The preparation of consolidated quarterly information under IFRS requires certain modifications to the presentation and assessment that were being applied until December 31, 2009, as some IFRS principles and requirements differ substantially from the accounting practices adopted until then in Brazil.

Adjustment of the consolidated quarterly information to the international accounting standards has been carried out by applying IFRS 1 – First Time Adoption of International Financial Reporting Standards. The Company prepared the opening balance sheet using 1/1/2009 as the transition date (base date 12/31/2008).

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued)
Six months period ended June 30, 2010
(In thousands of reais – R$)
(A free translation of the original report issued in Portuguese)

4. First-time adoption of IFRS (Continued)

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4. First-time adoption of IFRS (Continued)

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4.1 Exemptions and exceptions applied for first-time adoption of IFRS in the opening balance sheet

IFRS 1 provides for certain elective exemptions for retroactive adoption of IFRS in the opening balance sheet. In this regard, the options selected by the Company on the transition date are as follows:

IFRS 3 – Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively from the transition date. Therefore, business combinations occurring prior to January 1, 2009 were not restated. As such, the goodwill balance in Intangible Assets reflects the net balance presented in accordance with accounting practices adopted in Brazil at December 31, 2008.

IAS 16 – Fair value or revaluation of property, plant and equipment as acquisition cost

The Company has elected not to restate its fixed and intangible assets at their fair value, maintaining them at the respective acquisition cost carried out under accounting practices adopted in Brazil at December 31, 2008.

Exemptions of mandatory adoption according to IFRS 1 are not applicable to the Company.

The reconciliation of (i) consolidated shareholders’ equity as of January 1, June 30 and December 31, 2009, (ii) net income and (iii) comprehensive income as of June 30, 2009, as well as a brief description of the major differences between accounting practices adopted in Brazil and IFRS are presented below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4. First-time adoption of IFRS (Continued)

4.1 Exemptions and exceptions applied for first-time adoption of IFRS in the opening balance sheet (Continued)

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4. First-time adoption of IFRS (Continued)

4.2 Major differences that impacted the financial statements on the transition date and on 12/31/2009

a) Business combinations

In connection with transactions that involve business combinations, the Company elected not to apply IRFS 3 – Business Combinations requirements retroactively, maintaining the same accounting treatment applied on the previous GAAP until 12/31/2008. From 1/1/2009, no operations involving business combinations were conducted.

b) Revenue recognition

According to IAS 18 - Revenue, which addresses revenue recognition, revenues from services rendered must be recognized according to the period in which the service is rendered. According to BRGAAP, revenue from activation fees was recognized upon connection of the client to the network. For IFRS purposes, revenue from activation fees is deferred and recognized in income throughout the average estimated customer length relationship period. This difference in revenue recognition accounting policies resulted in the recognition of a liability (deferred revenue) in the opening balance sheet at 1/1/2009 to reflect the portion of revenue from activation fees that will be recognized in future periods.

c) Post-employment benefits

The Company maintained BRGAAP accounting policy whereby actuarial gains and losses are immediately recognized. Under BRGAAP, actuarial gains or losses were immediately recognized in P&L, whereas for IFRS purposes (IAS19 – Employee Benefits), such gains and losses are recognized in Shareholders’ equity (Other Comprehensive Income).

Concerning to overfunded pension plans, according to BRGAAP, employee benefits assets may only be recorded if there is evidence that the surplus (plan assets in excess of obligations) will be reimbursed to the sponsor, for this reason, according to plan’s characteristics, such surplus was not recognized. As per IFRS, assets from overfunded pension plans are recognized up to the probable amount that will reduce future Company’s contributions to such plans, which is why the Company

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

has recorded the related assets.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4. First-time adoption of IFRS (Continued)

4.2 Major differences that impacted the financial statements on the transition date and on 12/31/2009 (Continued)

d) Additional proposed dividends

According to IFRIC Interpretation 17 – Distribution of Non-cash assets to owners – a dividend payable shall be recognized as liability upon effective approval by the board of directors. Previously, the result remaining in retained earnings was considered as a dividend proposed. With the new accounting practice, dividends proposed above the minimum required by the Article of Incorporation that has not been finally approved by the Ordinary General Shareholders’ Meeting must be maintained in Shareholders’ equity, under a specific account (additional dividends proposed).

e) Unclaimed dividends and interest on shareholders’ equity

Under IAS 32 – Financial Instruments: Presentation, is considered a financial liability any contractual obligation involving cash delivery. In view of this, dividends and interest on shareholders’ equity due to Company’s shareholders, after approval thereof by management, meet this definition and are therefore classified as financial instruments.

Under IAS 39 – Financial Instruments: Recognition and Measurement, if the obligation to pay a financial liability ceases to exist, its write-off shall be recognized in profit or loss. As such, the liability corresponding to dividends and interest on shareholders’ equity not claimed by shareholders within a period of three years from the date on which they became payable (Law No. 6404/76, article 287, item II, letter a) is written off and recorded in profit or loss for the year in which the liability is statute barred (see note 23). Previously, under BR GAAP, write-off of such dividends and interest on shareholders’ equity was recognized directly in equity.

f) Income taxes

Deferred income and social contribution taxes were accrued on the previously mentioned adjustments, as applicable.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

4.2 Major differences that impacted the financial statements on the transition date and on 12/31/2009 (Continued)

g) Reclassifications

There are other accounting standards adopted for IFRS purposes which differ from their equivalents adopted in Brazil. However, shareholders’ equity is not affected by these differences, but do affect presentation of balance sheet. The adjustments carried out refer to the following:

- Reclassifications of escrow deposits related to liabilities (provisions) – For BRGAAP purposes, liabilities and provision balances were presented net of the corresponding escrow deposits. For IFRS purposes, such offset is not permitted, therefore, the escrow deposits must remain in assets;

- Reclassifications of deferred income and social contribution taxes – BRGAAP required the segregation of deferred tax item in the balance sheet into current and non-current. For IFRS purposes, deferred income and social contribution tax assets and liabilities must be recorded as non-current.

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Interbank Deposit Certificate) rate variation, with quick liquidity and maintained with reputable financial institutions.

7. Deferred and recoverable taxes

7.1 Recoverable taxes

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.
(**) Regulation specific for telecommunication companies that establishes certain information requirements to recognize ICMS tax credit over sales return/cancellation.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

7. Deferred and recoverable taxes (Continued)

7.2. Deferred taxes

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.
(b) Comprises commercial agreements with global service providers.

21

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

The Company sold the consolidated interest held in Portugal Telecom on June 21, 2010, which generated the following effects:

The consolidated equity method in affiliates is as follows:

22

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

12. Property, plant and equipment, net

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

Review of property, plant and equipment useful lives

During the 1st semester of 2010, the Company detected the need of adopting new useful lives for certain categories of assets. For being a change in accounting estimates, the effects of this change will be recorded on a prospective basis as from 2010. This change involved expansion as well as reduction in useful lives in relation to those considered in 2009, causing a decrease in the depreciation expense of R$239,880 for the period ended June 30, 2010 (R$124,286 at March 31, 2010). The total estimated impact for 2010 is a decrease in the depreciation expense of R$440 million.

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.
(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda., (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.
(c) Goodwill arising from the acquisition of TTP (formerly Navy Tree), incorporated in 2008, which is based on a future profitability analysis.

Telecomunicações de São Paulo S.A. - TELESP

13. Intangible assets, net

Other Intangibles	Annual depreciation rate %	Net book value as of 12/31/2009	Additions	Disposals	Transfers	Depreciation	Net book value as of 06/30/2010
Softwares	20,00	682,776	55,023	-	(4,345)	(143,698)	589,756
Customer Portfolio (Network IP)	10,00	21,768	-	-	-	(3,628)	18,140
Others	10,00 a 20,00	24,132	1,049	-	(321)	(8,392)	16,468
Total		728,676	56,072	-	(4,666)	(155,718)	624,364
Intangible assets – Cost		2,982,921					3,035,196
Accumulated depreciation		(2,254,245)					(2,410,832)
Net book value		728,676					624,364
Average annual depreciation rates - %		19,78					19,84
Assets fully depreciated		1,324,755					1,485,652

14. Loans and financing

	Currency	Annual interest rate	Maturity	Jun/2010 (*)	Dec/2009 (*)
Loans and financing - BNDES	URTJLP	TJLP+3,73%	Until 2015	1,909,305	1,917,521
Loans and financing - BNDES	URTJLP	TJLP+1,73%	Until 2015	103,270	68,628
Mediocrédito	US$	1,75%	2014	21,329	23,006
Total				2,033,904	2,009,155
Current				421,149	256,753
Non-current				1,612,755	1,752,402

(*)	Amounts presented at fair value, when applicable.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

14. Loans and financing (Continued)

On October 10, 2007, BNDES approved a credit facility capped at R$2,034,717 to fund Company investments, of which R$2,033,738 (principal amount) has already been released and the related investments have been duly proven and accepted by BNDES. This credit facility is intended for investments in goods and services produced locally (sub-credit at the cost of Long-Term Interest Rate [TJLP] + 3,73% p.a.) and in goods and services which, concurrently, contain local technology (sub-credit at the cost of TJLP + 1,73% p.a.), according to BNDES methodology to evidence and confirm these facts. The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms. Accordingly, at June 30, 2010 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

15. Debentures

Annual
Currency interest rate Maturity Jun/2010 Dec/2009

Debentures R$ CDI + 0,35% 2010 - 1,510,806

Current - 1,510,806

Debentures conditions were renegotiated on September 1, 2007, at the end of the first Remuneration period and the beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures bore DI-indexed interest paid quarterly, plus 0,35% yearly spread.

On June 7, 2010, the Company made an early redemption of all outstanding debentures.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

16. Taxes payable

16.1. Taxes Payable

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis.
(b) “Legal liabilities” account records amounts relating to lawsuits filed by the Company in order to relieving it from payment of the Contribution for Intervention in the Economic Order (CIDE) on remittance of remuneration relating to agreements signed with foreign companies for the provision of international telecommunications services and other services. The lawsuits are currently at the 2nd Court level.

The total consolidated current income and social contribution taxes at June 30, 2010 amounts to R$625,275 (R$779,714 in December 2009).

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

17. Dividends and interest on shareholders’ equity payable

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

18. Reserves for contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities for the first semester of 2010:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

semester there were no significant changes in labor, tax and civil provisions, when compared to the previous year.

Except for the contingency commented below, there were no significant changes in labor, tax and civil contingencies in comparison with the previous year:

The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on 4/20/2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such. Conversely, in the event that the number of consumers claiming to the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merit of the case. The judgment effects are in abeyance. The risk of such proceeding is assessed as possible.

In addition, the State and Federal Prosecution Units have filed judicial proceedings claiming that the amounts charged based on PIS and COFINS are unduly included in fixed telephone service tariffs and that amounts unduly charged should be returned double. There are six collective suits and several individual ones based on the same argument and claim. No provision has been made for these suits since the risk was assessed as possible.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

(a) Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.
(b) Refer mainly to deferral of revenue from activation fee (Note 4.2.b) and inductive cards.
(c) Finance Lease: The Company has finance lease contracts for use of IT equipment.

20. Shareholders’ equity

a) Capital

Paid-in capital is of R$6,575,480 at June 30, 2010 and December 31, 2009, Subscribed and paid-in capital is represented by shares without par value, as follows:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

20. Shareholders’ equity (continued)

b) Dividends – Remaining retained earnings balance at December 31, 2009

On April 7, 2010, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2009 and expired dividends and interest on shareholders’ equity of 2009, in the amount of R$1,251,646, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of April 7, 2010. As from April 26, 2010, the first installment of R$ 800,000 began being paid, and the remaining portion of R$ 451,646 will be paid by December 21, 2010.

c) Interest on shareholders’ equity – 2009 financial year

On December 9, 2009, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2009 in the amount of R$205,000 subject to 15% withholding income tax, resulting in the net amount of R$174,250, to holders of common and preferred shares included in the Company’s records by the end of December 30, 2009. The payment of such interest on shareholders’ equity started on April 26, 2010.

21. Net operating revenue

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

(a) As mentioned in Note 12, the depreciation account was impacted by the review of property, plant and equipment useful lives.

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in June, 2010 and 2009 is shown in the table below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

25. Income and social contribution taxes (Continued)

The components of deferred income tax and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 16 respectively.

26. Transactions with related parties

The principal balances with related parties are as follows:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

26. Transactions with related parties (Continued)

Trade accounts receivable include receivables for telecommunications services, principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A., Telefonica de Argentina S.A. and Telefónica de España S.A.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefonica CTC Chile S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Telecom Colombia and other group companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil Ltda, Terra Networks Brasil S.A., Telefônica Pesquisa e desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda., Telefonica Telecom Colombia and reimbursements payable to TIWS Brasil Ltda, and Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A., and Atento Brasil S.A.

Cost of goods and services refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A., call center management services provided by Atento Brasil S.A., and supply of international transmission infrastructure by TIWS Brasil Ltda.

Selling expenses refer mainly to marketing services by Atento Brasil S.A., and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

27. Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

Management of the Company and its subsidiaries understand that insurance is provided in amounts deemed sufficient to cover related risks. The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

28. Post-retirement benefit plans

The Company and its subsidiaries sponsor post-retirement benefit plans, consistent with the information disclosed in the last financial year.

With presentation of the consolidated quarterly information in conformity with IFRS, the Company recorded overfunded pension plans, as described in Note 4.2.c, in the Other assets group (Note 9).

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of June 30, 2010.

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments (Continued)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in June 30, 2010 and December 31, 2009.

The table below shows the composition of investments in other companies at market value as of June 30, 2010 and December 31, 2009:

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances and financial expenses of loans denominated in foreign currency.

At June 30, 2010, 1,05% (0,65% at December 31, 2009) of the financial debt was denominated in foreign currency (US dollar). The Company has enter into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$21,329 at June 30, 2010).

In view of this, the indebtedness entirety(at June 30, 2010 and December 31, 2009) was covered by asset positions of exchange rate hedge with swap for CDI.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments (Continued)

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$18,864 payable and €34,582 receivable at June 30, 2010) to minimize the related foreign exchange risk.

b) Interest rate risk

This risk arises from the possibility of the Company to incur losses due to changes in internal interest rates, which may affect negatively derivatives in liability positions (exchange rate hedges) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6,0% per annum since July 2009.

In June 2010 the Company made the early redemption of all outstanding debentures and the settlement of CDI + 0,35% swap operations, with the same flows to those of debentures (Note 15), thus reducing the Company’s liability exposure to the risk arising from fluctuation in internal interest rates.

The Company invests cash surplus of R$1,174,246 (R$2,266,896 at December 31, 2009), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation, thus generating exposure to variable internal interest rate (CDI). The book value of these instruments approximates market, since they are redeemable within short term.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments (Continued)

Risk management policy (Continued)

c) Debt acceleration risk

As of June 30, 2010, the Company had one financing agreement in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of June 30, 2010, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments (Continued)

Derivatives

All the Company’s derivative instruments have the objective of providing a hedge against the risk of variation in interest exchange rates arising from assets and liabilities in foreign currency, according to the Company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the hedge instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of June 30, 2010, the hedge instruments taken were effective for the debts they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt covered may also be adjusted at fair value as per the rules applicable to fair value hedge.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of finance liabilities (where applicable) and derivative instruments (currency and interest rate swap), considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market value of exchange rate derivatives was obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

29. Financial instruments (Continued)

a) Swaps of foreign currency x CDI (R$21,332) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange variation for loans with these characteristics (debt fair value of R$21,329).

b) US dollar x Euro forward (R$35,392) – forward operations maturing on September 1, 2010 and January 3, 2011, with the objective of hedging foreign exchange variation for amounts payable in US dollars (book value of R$33,983).

c) Swap CDI + 0,35% x CDI – swap operations maturing until September 2010 with the same flow as that of debentures (Note15). The debentures were fully early redeemed on June 7, 2010 and this swap was also early settled.

d) CDI percentage swap x foreign currency – swap operations maturing on January 3, 2011. The short position of this operation (R$40,933), added to the short position of the US dollar X Euro forward (R$34,870) aims at providing hedge against exchange variation risk on amounts receivable in Euro (book value of R$76,448 receivable).

For purpose of preparing the quarterly information, the Company adopted hedge accounting only for its foreign currency X CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the hedged instrument are stated at fair value.

For the period ended June 30, 2010, derivative operations generated a net consolidated gain of R$1,316 (Note 24). At June 30, 2010, currency hedge transactions generated a net consolidated gain of R$1,235. The Company also settled during this period its operations involving swap – CDI + spread vs, %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$81.

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

29. Financial instruments (Continued)

At June 30, 2010, the balance of R$1,688 is recorded as assets and R$28,236 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the period ended June 30, 2010, grouped by contracts, were posted to profit and loss accounts (Note 24), as required by CVM Instruction No.475/08.

Sensitivity analysis of the Company’s risk variables

CVM Instruction 475/08 requires listed companies to disclose, in addition to the provisions of item 59 of Technical Pronouncement CPC No. 14 - Financial Instruments: Recognition, Measurement and Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

Telecomunicações de São Paulo S.A. - TELESP

Notes to the consolidated quarterly information (Continued) Six months period ended June 30, 2010 (In thousands of reais – R$) (A free translation of the original report issued in Portuguese)

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only debts (hedged elements) classified under hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of June 30, 2010, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

46

1. Net operating revenue accumulated through June 2010 amounted to R$7,791,2 million, which, when compared to R$7,898,4 million recorded in the same prior-year period, represented a decrease of R$107,2 million, or 1,4%. The major reductions occurred in local fixed telephone revenues, explained by a drop of VC1 traffic and fixed-to-fixed traffic in the period. Such effects were offset against the increase in revenues from network use, due to higher incoming traffic originating from fixed and mobile network, broadband and data services in the corporate segment, pay TV services as a result of an increase in the subscription of theme packages, pay-per-view and High Definition (HD).

2. Operating expenses decreased by R$108,4, or 1,8%. The major variations refer to depreciation expenses, as a result of the revaluation of the useful life of the assets (switching centers, equipment and cables), and allowance for doubtful accounts expenses, explained by the improvement in customer base profile as a result of the Company´s concerted efforts through its commercial policy and practices. This decrease was offset against the following expenses: a) third party services to clients and advertising expenses; and b) personnel expenses due to headcount increase, severance pay, collective salary rise of 4.5% in October 2009 and lower expenses with provisions for labor claims.

3. Financial expenses: presented an increase by R$7,9 million, or 9,5%, as a result of a reduction in losses with hedge transactions and exchange variations, partially explained by the settlement of foreign currency loans. This effect was offset by an increase in interest expenses due to the monetary restatement of provision for contingencies.

4. Investments

The Company confirms the long-term commitment of the Telefonica Group in Brazil regarding both maintenance and socialization of traditional business and growth of new services, with better and more comprehensive customer services.

Up to June 30, 2010, the Company invested the consolidated amount of R$818,6 million.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance (In millions of reais – R$) June 30, 2010

(A free translation of the original report issued in Portuguese)

5. Lines in service (*)

June 2010 ended with a total of 11,260,976 lines in service, of which 71,1% are residential customers, 23,2% are non-residential customers and the remaining refer to public lines (**) and lines for own use.

(*) Not reviewed by independent auditors.
(**) The Company maintains a public telephone plant with 250,574 units to meet the demands of the São Paulo state population and to continue meeting the determinations of the regulating agency.

6. ANATEL

6.1 Goals

The quality and universalization goals of the Fixed Switch Telephone Services (STFC) are available for monitoring by the Company, on the ANATEL website at www.anatel.gov.br.

6.2 Concession agreement

The STFC concession agreement was extended on December 22, 2005 for a 20-year period, with possibility of amendment at December 31, 2010, 2015 and 2020, thus enabling that ANATEL establish new universalization and quality provisions and goals, based on the conditions then prevailing.

7. Tariff adjustments in 2010 and 2009

a) Fixed-to-Fixed Tariffs – On September 11, 2009, through Rulings No. 5179 and 5180, ANATEL approved the STFC tariff adjustment, pursuant to criteria established in Local and National Long-Distance Concession Agreements, effective as from September 16, 2009. Tariffs increased by 0.98%.

b) Fixed-to-Mobile Tariffs – On February 9, 2010, through Act No. 971, ANATEL approved a 0.98% adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire Telesp’s concession area, sectors 31, 32 and 34 of Region III. On this same date, fixed-to-mobile interconnection tariffs (VUM) relating to VC1, VC2 and VC3 were adjusted by 0.67%. Adjustments became effective as from February 13, 2010.

8. Additional information

For further details on the Company’s performance, please refer to the “Press Release” available at www.telefonica.com.br.

******************

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 24, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director